

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 23, 2015

Via E-mail
Ms. Chu Pi Yun
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1
Luchu Taoyuan County
Taiwan

> **Re:** **Omphalos, Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 25, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 13, 2015**
> **File No. 0-32341**

Dear Ms.Yun:

We have reviewed your filing and your November 12, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)

1. We note that the amount recorded as cost of sales for the three months ended September 30, 2015 of $3,258 is greater than your cost of sales for the nine months ended September 30, 2015 of $1,914. Also, it appears that the Sales, net amount reported for the nine months ended September 30, 2015 is less than the sum of the amount previously reported for your six months ended June 30, 2015 and the amount reported in the latest quarter, and appears to exclude Sales, net previously reported for the three months ended March 31, 2015. Please address the following:

- Describe to us in quantified detail the transactions you recorded in the quarter ended September 30, 2015 that resulted in reducing cost of sales and revenues you recorded in previous quarters.

- Identify and explain how you applied the US GAAP guidance you relied upon in recording these transactions.

- Revise Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings to clearly describe these significant transactions and discuss their impact on your results. Refer to Item 303(b) of Regulation S-K.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery